UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 13)


                                Thomas Nelson, Inc.
                                -------------------
                                  (Name of Issuer)


                                   Common Stock
                                Class B Common Stock
                                --------------------
                            (Title of Class of Securities)


                                      640376109
                                      640376208
                                --------------------
                                   (CUSIP Number)



                                    Sam Z. Moore
                   501 Nelson Place, Nashville, TN  37214-1000
                                   (615) 889-9000
                                --------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications)


                                 February 20, 2006
                                --------------------
              (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 640376109                13D                             Page 2 of 8
==============================================================================
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sam Z. Moore
      SSN ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
      Not applicable                                                 (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
      SEC USE ONLY
3
------------------------------------------------------------------------------
	SOURCE OF FUNDS
4	Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                        [  ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
------------------------------------------------------------------------------
                                SOLE VOTING POWER
                           7         - 0 -
         NUMBER OF       -----------------------------------------------------
          SHARES                SHARED VOTING POWER
       BENEFICIALLY        8    2,101,973 shares of Common Stock (includes
         OWNED BY               632,124 shares of Class B Common Stock which are
           EACH                 convertible into Common Stock on a one to one
        REPORTING               basis, and 381,318 Class B options that are
          PERSON                vested are will vest within 60 days)
           WITH          -----------------------------------------------------
                                SOLE DISPOSITIVE POWER
                           9         - 0 -
                         -----------------------------------------------------
                                SHARED DISPOSITIVE POWER
                           10   2,101,973 shares of Common Stock (includes
                                632,124 shares of Class B Common Stock which are
                                convertible into Common Stock on a one to one
                                basis, and 381,318 Class B options that are
                                vested are will vest within 60 days)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 2,101,973 shares of Common Stock, consisting of 381,852 shares of Common Stock held directly; 583,363 shares of Common Stock held indirectly; options to purchase 123,316 shares of Common Stock (rights to acquire stock that are vested or will vest within 60 days); 628,689 shares of Common Stock issuable upon conversion of 628,689 shares of Class B Common Stock, which are convertible on a one to one basis at the election of the holder at any time; options to purchase 381,318 Common or Class B shares (rights to acquire stock that are vested or will vest within 60 days), and 3,435 Class B shares held indirectly which would be issueable as Common Stock upon a conversion election by the holder.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

12    N/A                                                                [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    13.9% Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON

14    IN
------------------------------------------------------------------------------


CUSIP NO. 640376208                13D                             Page 3 of 8
==============================================================================
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sam Z. Moore
      SSN ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
      Not applicable                                                 (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
      SEC USE ONLY
3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      NA
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                        [  ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
------------------------------------------------------------------------------
                                SOLE VOTING POWER
                           7         - 0 -
         NUMBER OF       -----------------------------------------------------
          SHARES                SHARED VOTING POWER
        BENEFICIALLY       8    1,103,442 shares of Class B Common Stock
         OWNED BY               (including options to acquire 381,318 shares of
           EACH                 Class B Common Stock that are vested or will
         REPORTING              vest within 60 days)
          PERSON         -----------------------------------------------------
           WITH                 SOLE DISPOSITIVE POWER
                           9         - 0 -
                         -----------------------------------------------------
                                SHARED DISPOSITIVE POWER
                           10   1,103,442 shares of Class B Common Stock
                                (including options to acquire 381,318 shares of Class B Common Stock that are vested or will vest within 60 days)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 1,013,422 shares of Class B Common Stock, consisting of 628,689 shares of Class B Common Stock held directly, options to purchase 381,318 shares of Class B Common Stock (rights to acquire stock that are vested or will vest within 60 days), and 3,435 shares of Class B Common Stock held indirectly.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    N/A                                                                [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    76.2% Class B Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON

14    IN
------------------------------------------------------------------------------

Date:  2/20/2006                                                   Page 4 of 8
==============================================================================
     Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), and the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.

     Item 2.  Identity and Background.

     (a)  Sam Z. Moore.

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c) Chairman of the Board of Directors, Thomas Nelson, Inc., 501 Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e)  N/A

     (f)  United States.


     Item 3.  Source and Amount of Funds or Other Consideration.

This Schedule 13D is filed to reflect Sam Z. Moore's beneficial ownership of Common Stock and Class B Common Stock of the Issuer. On February 20, 2006,
Sam Z. Moore, his spouse and other shareholders, referred to collectively as the "Principal Shareholders," have entered into a Voting Agreement, to vote all shares owned by them in favor of the adoption of the Merger Agreement and to take or refrain from taking certain other actions. The Form 8-K, filed on February 22, 2006, provides specifics of the transaction. No shares of Common or Class B Common Stock were sold as of this statement; thus, no funds were received or used for this purpose.


Item 4.  Purpose of Transaction.

On February 20, 2006, the Issuer, Holdings (identified below) and Merger Sub (identified below) entered into the Merger Agreement pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer being the surviving corporation (the "Merger"). As a result of the Merger, the Issuer will become a wholly-owned subsidiary of Holdings. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time") (i) all of the shares of Common Stock and Class B Common Stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for the right to receive $29.85 in cash (the "Per Share Merger Consideration"), without interest and (ii) all options to acquire shares of the Common Stock and Class B Common Stock outstanding and not exercised immediately prior to the Effective Time will be immediate vested and cancelled, and the holders of such options will receive, in lieu thereof, cash consideration for each share subject to such options equal to the difference between the Per Share Merger consideration and the exercise price for such share.


Date:  2/20/2006                                                   Page 5 of 8
==============================================================================

In connection with the Merger Agreement, the Principal Shareholders entered into the Voting Agreement with respect to all Subject Shares (defined below) beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3")) by the Principal Shareholders. "Subject Shares" means (i) shares of Company Capital Stock and any other shares of the Issuer's capital stock beneficially owned (as determined pursuant to Rule 13d-3) by the Principal Shareholders, (ii) any additional shares of Company Capital Stock or any other Issuer capital stock acquired by the Principal Shareholders after the date of the Voting Agreement, (iii) any equity interest of any person that the Principal Shareholder is or becomes entitled to receive by reason of being a holder of any of the Subject Shares, and (iv) any equity interest or other property into which any of the Subject Shares shall have been or shall be converted or changed.

Pursuant to the Voting Agreement, the Principal Shareholders agreed to deliver (or cause to be delivered) to Holdings upon request a proxy authorizing Holdings to vote the Subject Shares (i) in favor of the Merger Agreement and the transactions contemplated thereby, and any actions required in furtherance thereof, when a meeting is held and (ii) against any Alternative Transaction
(as defined in the Merger Agreement).

The Voting Agreement terminates on the earliest of (i) the Effective Time,
(ii) September 30, 2006, (iii) any modification or amendment to the Merger Agreement that reduces the consideration to be received by the Principal Shareholders and is not agreed to in writing by Mr. Sam Z. Moore, (iv) the termination of the Merger Agreement in accordance with Section 7.1 thereof, or (v) written notice by Holdings to the Principal Shareholders of the termination of the Voting Agreement.

The foregoing summary of the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the Voting Agreement attached as
Exhibit 2.2 of the 8-K filing and incorporated herein by reference.

"Holdings," "Merger Sub" and "Reporting Persons" affiliated with the Merger Agreement are identified as follows:

(i)   Faith Media Holdings, LLC, a Delaware limited liability company
      ("Holdings").
(ii) FM Mergerco, Inc., a Tennessee corporation and wholly-owned subsidiary of Holdings ("Merger Sub").
(iii) InterMedia Partners VII, L.P., a Delaware limited liability partnership and the sole member of Holdings.
(iv) InterMedia Partners, L.P., a Delaware limited partnership, the general partner of InterMedia Partners VII, L.P. and the Manager of Holdings.
(v) HK Capital Partners, LLC, a Delaware limited liability company and the general partner of InterMedia Partners, L.P.
(vi) Leo Hindrey, Jr., a general partner of HK Capital Partners, LLC, a director of Merger Sub and a United States citizen.
(vii) Peter M. Kern, a general partner of HK Capital Partners, LLC, a director of Merger Sub and a United States citizen.

The foregoing persons are hereinafter referred to as the "Reporting Persons."

By virtue of the Voting Agreement, Sam Z. Moore, his spouse and trusts have shared voting power and shared dispositive power with the "Reporting Persons" with respect to all the shares they own of the Issuer.


Date:  2/20/2006                                                   Page 6 of 8
==============================================================================

Item 5.  Interests in Securities of the Issuer.

         (a) Sam Z. Moore beneficially owns 13.9% of the Common Stock of the Issuer, or 2,101,973 shares of Common Stock, consisting of 381,852 shares of Common Stock held directly; 583,363 shares of Common Stock held indirectly; options to purchase 123,316 shares of Common Stock (right to acquire) that are exercisable or exercisable due to vesting that occurs within 60 days; 628,689 shares of Common Stock issuable upon conversion of 628,689 shares of Class B Common Stock, which are convertible on a one to one basis at the election of the holder at any time; options to purchase 381,318 shares of Class B Common Stock (right to acquire) that are vested or exercisable due to vesting that occurs within 60 days, and 3,435 Class B shares held indirectly which would be issuable as Common Stock upon a conversion election by the holder.

             Sam Z. Moore beneficially owns 76.2% of the Class B Common Stock of the Issuer, or 1,013,442 shares of Class B Common Stock, consisting of 628,689 shares of Class B Common Stock held directly, 3,435 of Class B Common Stock held indirectly, and options to purchase 381,318 shares of Class B Common Stock that are vested or exercisable due to vesting that occurs within 60 days.

         (b) Sam Z. Moore has aggregate beneficial ownership of the following number of shares:

             Common Stock:
             -------------
             Sole Voting Power:  - 0 -

             Shared Voting Power: 2,101,973 shares of Common Stock (includes 632,124 shares of Class B Common Stock, which are convertible into Common Stock on a one to one basis, options to acquire 381,318 shares of Class B Common Stock that are vested or will vest within 60 days, and options to purchase 123,316 shares of Common Stock that are exercisable or exercisable due to vesting that occurs within 60 days)

             Sole Dispositive Power:  - 0 -

             Shared Dispositive Power: 2,101,973 shares of Common Stock (includes 632,124 shares of Class B Common Stock, which are convertible into Common Stock on a one to one basis, options to acquire 381,318 shares of Class B Common Stock that are vested or will vest within 60 days, and options to acquire 123,316 shares of Common Stock that are vested or will vest within 60 days)

             Class B Common Stock:
             ---------------------

             Sole Voting Power:  - 0 -

             Shared Voting Power:  1,013,442 shares of Class B Common Stock

             Sole Dispositive Power:  - 0 -

             Shared Dispositive Power:  1,013,442 shares of Class B Common Stock

Date:  2/20/2006                                                   Page 7 of 8
==============================================================================

     Shared Voting Power: Voting power with respect to 1,013,442 shares of Class B Common Stock beneficially owned is shared with Sam Z. Moore's spouse, Peggy Moore, Sam Z. Moore's trusts, and is also shared with "Reporting Persons" noted in Item 4 by virtue of the "Voting Agreement" signed February 20, 2006. The Moores' address is 33 Northumberland, Nashville, Tennessee, 37215. Mrs. Moore is a homemaker, and she is a citizen of the United States. Mrs. Moore has no disclosures pursuant to Item 2(d) and (e).

     Shared Dispositive Power: Sam Z. Moore shares dispositive power with respect to 1,013,442 shares of Class B Common Stock described immediately above with his spouse, his trusts and the "Reporting Persons" noted in Item 4.

     (c) Except for the Merger Agreement, the Voting Agreement, and the transactions contemplated by those agreement, none of the Moore family has effected any transaction in the Company Capital Stock during the past 60 days.

     (d) Except for the Merger Agreement, the Voting Agreement, and the transactions contemplated by those agreements, none of the Moore family has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

     (e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relations With Respect To Securities of the Issuer.

Copies of the Merger Agreement and the Voting Agreement are filed as Exhibit 2.1 and Exhibit 2.2 to the Issuer's Form 8-K filed on February 22, 2006 and are incorporated herein by reference. The summaries of such agreements contained in this Statement are qualified in their entirety by reference to such agreements.

Except as described in this Statement or the Exhibits hereto, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Company Capital Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits.

         Exhibit 99.1 Agreement and Plan of Merger dated February 20, 2006 by and among Faith Media Holdings, LLC, FM Mergerco, Inc. and Thomas Nelson, Inc. (incorporated herein by reference to Exhibit 2.1 to the Issuer's Current Report on
                       Form 8-K filed February 22, 2006 (Commission File
                       No. 001-13788)).

         Exhibit 99.2 Voting Agreement dated February 20, 2006 by and among Faith Media Holdings, LLC, FM Mergerco, Inc., Thomas Nelson, Inc. and certain shareholders of Thomas Nelson, Inc. (incorporated herein by reference to Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed February 22, 2006 (Commission File No. 001-13788)).



Date:  2/20/2006                                                   Page 8 of 8
==============================================================================


                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         BY: /s/ Les Hottovy
                                             -----------------
                                             Les Hottovy
                                             Power of Attorney
                                             for Sam Z. Moore

Dated: February 20, 2006
       ------------------